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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02021985

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED JUL 29 2002 WASH. D.C. 164

SEC FILE NUMBER
8- 46399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2001 (MM/DD/YY) AND ENDING May 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Marketrend Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Elizabeth Street, Suite 403
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Lucker (877) 962-5277
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston,	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 17 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, John W. Lucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marketrend Securities, Ltd., as of May 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John W. Lucker
Signature

CFO, Treasurer
Title

Joanne C. Bartmess
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARKETREND SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Marketrend Securities, Ltd.

We have audited the accompanying statement of financial condition of Marketrend Securities, Ltd. as of May 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marketrend Securities Ltd. as of May 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
July 16, 2002

MARKETREND SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

ASSETS

Cash	$ 68,944
Deposit with clearing organization	35,000
Securities owned	86,190
Receivable from brokers and dealers	5,411
Furniture and equipment at cost, less accumulated depreciation of $12,623	10,914
Deferred tax receivable	14,500
Security deposit	3,600
TOTAL ASSETS	$ 224,559

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Bank loan payable		$ 13,333
Accrued expenses and other liabilities		7,289
Income taxes payable		795
TOTAL LIABILITIES		21,417
SHAREHOLDERS' EQUITY		
Common stock, no par value; $1 stated value; 450 shares authorized and issued, 75 shares outstanding	$ 75	
Preferred stock no par value; $2,500 stated value; 100 shares authorized and issued, 91 shares outstanding	227,500	
Preferred stock "A" no par value; $2,500 stated value; 20 shares authorized, 19 shares issued and outstanding	47,500	
Preferred stock "B" no par value; $909.09 stated value; 230 shares authorized, 220 shares issued and outstanding	200,000	
Additional paid in capital	23,700	
Deficit	(295,633)	
TOTAL SHAREHOLDERS' EQUITY		203,142
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 224,559

The accompanying notes are an integral part of this statement.

MARKETREND SECURITIES, LTD.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2002

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Marketrend Securities, Ltd. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission. In this capacity, it acts as a broker, executing transactions for customers and forwards all such transactions to Dain Rauscher Incorporated, the Corporation's clearing agent, on a fully disclosed basis.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in securities are valued at their last sales price at the close of business on such day. The resulting unrealized gain or loss is reflected in income. Investments in non-marketable equity securities are included in securities owned and are carried at the historical cost.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of May 31, 2002, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Depreciation is provided for on the straight-line basis using the estimated useful lives of the related property.

The Company maintains its books and records on the accrual basis for financial statement reporting purposes while using the cash basis for income tax purposes.

3. BANK LOAN PAYABLE

The Company has a term loan payable in monthly installments aggregating $15,000 plus interest due January 29, 2005. The loan bears interest at the bank's prime rate (4.75% at May 31, 2002). As of May 31, 2002, $13,333 was outstanding.

4. COMMITMENTS

The Company leases office space under a non-cancellable lease expiring September 30, 2004. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Future minimum lease payments on this lease are as follows:

Year ending May 31	
2003	$ 14,688
2004	15,128
2005	5,092
	$ 34,908

5. PREFERRED STOCK

The preferred stock entitles the holder to receive out of the surplus of the Company, a cumulative dividend at the rate of 5 percent per annum and 6 percent per annum for the preferred stock "A" and preferred stock "B" respectively. Dividends are payable annually, when, and if declared by the Board of Directors, before any dividends shall be set apart or paid to the holders of the common stock.

As of May 31, 2002, accumulated dividends in arrears due to preferred, preferred "A" and preferred "B" shareholders are approximately $121,554. The holders of the preferred stock shall be entitled, in case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of the common stock, $2,500 per share and the dividends accumulated or declared and unpaid thereon, but shall not participate in any further distribution of the assets of the Company. Both classes of preferred stock may at the option of the holder be converted to common shares of the Company at the rate of one common share for each preferred share tendered. The Company may redeem or purchase all or part of its preferred stock by paying to the holders the sum of the par value of each share plus the accumulated dividend per share. Preferred shareholders have limited voting rights.

6. CORPORATE INCOME TAXES

Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

The income tax benefit consists of the following:

Federal, state and local benefit, deferred	$5,500
Current state and city expense	(581)
	$4,919

For income tax purposes, the Company has available at May 31, 2002, a capital loss carryforward of approximately $100,000. The Company also had available operating loss carryforwards to offset the current year's income. As a result, the financial statements reflect the minimum tax charged by New York State and City. At May 31, 2002, there remains approximately $160,000, which may be applied against future taxable income, expiring in the year ending May 31, 2012. In addition, at May 31, 2002, the Company recorded a deferred tax asset of approximately $97,000 of which a $82,500 valuation allowance was also recorded due to the uncertainty about the realization of the carryforwards.

7. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2002, the Company had net capital of $119,705 which exceeded the minimum requirement of $5,000 by $114,705. The Company's net capital ratio was .18 to 1.

MARKETREND SECURITIES, LTD.

ACCOUNTANT'S SUPPLEMENTARY
REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED MAY 31, 2002

Halpern & Associates, LLC

143 Weston Road • Weston, Connecticut 06883 • (203) 227-0313 • FAX (203) 226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
Marketrend Securities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Marketrend Securities, Ltd. (the Company), for the year ended May 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred *to in the second paragraph of this report are considerd by the SEC to be adequate* for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Marketrend Securities, Ltd. to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
July 16, 2002